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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12B-25

                                                 Commission File Number ________

                          NOTIFICATION OF LATE FILING

     (Check One):  [X]  Form 10-K  [_]  Form 11-K  [_]  Form 20-F
                   [_]  Form 10-Q  [_]  Form N-SAR

For Period Ended:      December 31, 1995
                       -----------------
[_] Transition Report on Form 10-K     [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F     [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I.  REGISTRANT INFORMATION

Full name of registrant    MERISEL, INC.
                           -----------------------------------------------------
Former name if applicable

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Address of principal executive office (Street and number)

                            200 Continental Boulevard
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City, State and Zip Code    El Segundo, California  90245
                            ----------------------------------------------------

                       PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                 PART III.  NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Merisel, Inc. (the "Company") is presently unable to file its Annual Report on Form 10-K for the year ending December 31, 1995 for the reasons described below.

          As discussed in the press release dated April 1, 1996 (attached hereto as Exhibit A), the Company incurred substantial net losses for the fourth quarter and fiscal year ended December 31, 1995. Due to these losses, the Company is in noncompliance with certain covenants under its senior lending and other agreements. The Company is engaged in active negotiations with its lenders to obtain waivers or amendments with respect to these agreements in the near future, the outcome of which will determine whether the long-term debt evidenced by such agreements will remain classified as long-term debt or whether all or part of such debt will be accelerated. At present, the Company has reached agreements in principle with representatives of its $150,000,000 Bank Revolving Credit Facility and holders of its $100,000,000 8.58% Senior Notes regarding amendments to the agreements governing such facilities. The contemplated amendments would cure all covenant defaults under these agreements and would provide that these facilities would remain in place for the rest of the year, if the Company approximates its business plan for the remainder of 1996, which calls for the curtailment of non-essential capital expenditures to maximize cash flow. If successfully implemented, this plan will allow the Company to operate without the need for additional sources of financing or any asset sales, assuming no significant changes in payment terms to its vendors. The proposed amendments are subject to formal credit approval by the respective institutions and the Company's ability to satisfy several conditions, including negotiations of amendments under certain other financing arrangements, preparation of acceptable documentation and other conditions. The Company is confident that it will be able to satisfy such conditions; however, there can be no assurance that it will be able to do so or that negotiations with respect to other financing arrangements will be successful or that the Company's financial performance will approximate its business plan. Pending further resolution of these issues, the Company's independent auditors, Deloitte & Touche LLP, have advised the Company that they will not be able to deliver their final independent auditors' report and thus the financial statements required to be filed in response to Item 8 of Form 10-K. See the accountant's statement required by Rule 12b-25(c), attached hereto as Exhibit B.

          The Company believes that until it determines whether the above referenced waivers or amendments can be obtained, the Company's responses to the other disclosures required by Form 10-K would be incomplete or misleading (including, without limitation, the Company's responses to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and
Item 1, Business). Because the outcome of these negotiations will impact how the Company conducts its business in the present fiscal year, any historical descriptions of the operations of the business would be only partially complete and it would be difficult for the Company to delineate its operating and other financing requirements for the remainder of the fiscal year.

          For the reasons set forth above, the Company's inability to file timely its Annual Report on Form 10-K for the year ended December 31, 1995 could not be eliminated by the Company without unreasonable effort or expense. The Company intends to file the subject annual report on Form 10-K no later than the fifteenth calendar day after the due date of the report.

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                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

           James L. Brill       (310)           615-3080
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               (Name)         (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                [X] Yes      [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X] Yes      [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   See the press release, dated April 1, 1996, attached hereto as Exhibit A.

                                 MERISEL, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    April 1, 1996                    By /s/ James L. Brill
     ---------------------------------      ------------------------------------
                                            James L. Brill
                                            Senior Vice President and
                                            Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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                                   Exhibit A
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                                                        Contact:  James L. Brill
                                         Chief Financial Officer, (310) 615-1259
For Immediate Release
                                                              Susan T. Stillings
                                    Director, Investor Relations, (310) 615-6868


          MERISEL REPORTS FOURTH QUARTER AND FISCAL YEAR 1995 RESULTS


El Segundo, CA (April 1, 1996) -- Merisel, Inc. (NASDAQ:MSEL) announced today its fourth quarter and fiscal year financial results for the year ended December 31, 1995. Merisel incurred a net loss of $38.2 million for the fourth quarter, or $1.28 per share, before asset valuation impairment adjustments of $39.1 million. The total loss for the fourth quarter, including asset valuation adjustments, was $77.3 million, or $2.59 per share, which compares to a net loss of $2.5 million, or $0.08 per share, for the fourth quarter of 1994.

The fourth quarter 1995 net loss included $0.87 per share from supplier account reconciliations and other audit adjustments and $0.18 per share related to Merisel's Australian business, which has since been sold. The remaining $0.23 per share of the loss before asset valuation adjustments is a combination of losses incurred at Merisel's European, Canadian and ComputerLand Franchise and Aggregation Business operations, including $0.11 per share related to start-up costs at Merisel's new European Distribution Center.

In addition, the Company recorded non-cash asset valuation adjustments in the fourth quarter of $39.1 million, or $1.31 per share, for impairment to Merisel's capitalized costs related to the Company's on-going operating system conversion ($0.52 per share) and goodwill associated with Merisel's ComputerLand Franchise Business ($0.79 per share). The goodwill written down is specifically related to impairment of the franchise business assets and is not related to Merisel's Datago aggregation business, which was purchased in the same transaction in January 1994.

"While the loss for the fourth quarter is large," said Dwight A. Steffensen, Merisel's newly appointed chairman and chief executive officer, "it also shows the new management team's commitment to taking a fresh look at all aspects of our business to ensure the Company's stability. We have had to make hard choices regarding the value of certain assets and have begun taking steps to reduce or eliminate the costs associated with unprofitable areas of our operations. While additional work needs to be done, we are already putting procedures in place to address many of the problems associated with our fourth quarter losses."

Merisel's net loss for 1995, including all charges, was $83.9 million, or $2.82 per share, compared to 1994 earnings of $11.6 million, or $0.38 per share.
Sales for the year ended December 31, 1995 increased 19 percent to $6.0 billion, from $5.0 billion in 1994. Sales for the fourth quarter of 1995 increased 11 percent to $1.6 billion, from $1.4 billion for the fourth quarter of 1994.

In Europe, with the exception of The Netherlands, Merisel's European subsidiaries' annual operating income improved substantially from the previous year. Merisel Europe, however, reported an overall operating loss for the fourth quarter and fiscal year, which is primarily the result of losses associated with opening Merisel's new European Distribution Center ("EDC") located in Helmond, The Netherlands. The EDC was opened in August and soon afterward began shipping to Merisel's German and Austrian customers.

Merisel Canada achieved an operating profit for the fourth quarter and fiscal year prior to accounting for costs associated with converting its operating system from a mainframe to a client/server based system in August 1995. Since early February, the Canadian operating system has been stabilized and Merisel Canada believes it has recovered from any loss of sales due to business interruptions that may have occurred early in the first quarter.

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Merisel's gross profit as a percentage of sales for 1995, before accounting for the adjustments discussed herein, fell to 6.0 percent from 6.8 percent for 1994. Operating expenses as a percentage of sales, before accounting for any adjustments, for 1995 fell to 5.3 percent from 5.6 percent for 1994, partially offsetting the decline in gross profit. After accounting for all charges, Merisel's 1995 gross profit and operating expenses were 5.4 percent and 6.3 percent of sales, respectively. For the fourth quarter of 1995, Merisel's gross profit and operating expenses as a percentage of sales, before accounting for the adjustments discussed herein, were 5.6 percent and 5.2 percent, respectively. After accounting for all adjustments, gross margin and operating expenses were 3.5 percent and 9.0 percent of sales, respectively. For the fourth quarter of 1994, gross profit and operating expenses as a percentage of sales were 6.7 percent and 6.0 percent, respectively.

Of the loss for the fourth quarter, $0.68 per share was the result of charges incurred to adjust trade accounts payable balances. In the course of business, Merisel reconciles its accounts payable balances to statements provided by its vendors. The charge taken in the fourth quarter is related to adjustments for price protection, returns to vendors by Merisel, and inventory receipt related issues, such as short-shipments. In order to prevent further supplier account reconciliation losses, Merisel is implementing processes and procedures to compensate for any current system deficiencies. Management has engaged additional resources to assist in collecting a part of the charge that may be determined to be recoverable.

Because of the magnitude of the loss reported for the fiscal year, Merisel is in non-compliance with certain covenants under its senior lending and other agreements. The Company has been in active discussions with its lenders to amend these covenants to bring the Company into compliance, and is confident that it will be able to obtain amendments or waivers with respect to these agreements in the near future. While Merisel expects these negotiations to be successful, there can be no assurance with respect to their outcome.

In connection with these negotiations, Merisel is requesting an extension of 15 days for the time to file its Annual Report on Form 10-K as permitted under the federal securities laws. The purpose of the extension is to permit Merisel to conclude negotiations with its lenders so that it can properly account for its senior borrowings on its balance sheet and make other necessary changes to its required disclosures based on the outcome of these negotiations.

Merisel has developed a business plan for the remainder of 1996 which, if successfully implemented, will allow it to operate without the need for additional sources of financing or any asset sales, assuming no significant changes in payment terms to its vendors. In addition, the Company intends to curtail non-essential capital expenditures during 1996 to maximize its cash flow.

Merisel is also continuing to actively explore all of its strategic options with the assistance of Merrill Lynch & Co. These options include a business combination with, or sale to, a strategic partner who could provide the capital necessary to enable continued growth of the Company, or a sale of significant assets in geographic regions around the

                                       A-2
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world, which would also enable Merisel to fund its remaining operations out of existing cash flow or restructured borrowings.

Merisel, Inc. (NASDAQ:MSEL) is a worldwide leader in the distribution of computer hardware and software products. The Company holds Fortune 500 status, with 1995 sales of $6 billion. Merisel distributes a full line of 25,000 products to more than 65,000 resellers worldwide.

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                                   Exhibit B
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March 29, 1996


Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, N.W.
Washington, D.C.  20549

Re:   Merisel, Inc. Form 12b-25

Dear Sirs/Madams:

We are independent accountants for Merisel, Inc. At December 31, 1995, Merisel, Inc. has a $150,000,000 revolving credit facility with a bank group, $100,000,000 of 8.58% senior notes due June 30, 1997, and $22,000,000 of privately placed subordinated notes. The Company is in non-compliance with certain covenants under these agreements and is currently in negotiations with its lenders regarding amendments to the agreements.

The results of the negotiations will impact the balance sheet classification of the debt as well as the financial statement disclosures. Accordingly, as these negotiations are not complete, additional time is required for us to complete our audit of the financial statements of Merisel, Inc. for the year ended December 31, 1995.

Yours truly,


/s/ Deloitte & Touche LLP

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